[Commonwealth Capital Corp. Letterhead]

August 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-4631

Re:          Commonwealth Income & Growth Fund IV (the “Issuer”)
Form 10-K for the Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Period Ended March 31, 2011 Filed May 13, 2011
Form 10-Q for the Period Ended June 30, 2011 Filed August 12, 2011
File No. 333-62526

Dear Mr. Decker:

The Issuer has received your comment letter dated August 19, 2011 regarding its filings listed above.  The Issuer’s responses to each comment are set forth below, and each of your comments has been repeated in whole or in part for ease of reference:

Form 10-K for the Year Ended December 31, 2010

Cover Page

1.
In future filings, please revise the cover page to delete the text indicating that your securities are registered under Section 12(g) of the Exchange Act.  Please also check the proper box to indicate that you are required to file reports pursuant to Section 15(d) of the Exchange Act.

In each of the Issuer’s future periodic filings, we will delete the text indicating that the Issuer’s securities are registered under Section 12(g) of the Exchange Act.  We respectfully submit that the box indicating that the Issuer is required to file reports pursuant to Section 15(d) of the Exchange Act has been checked in the Issuer’s periodic filings.  Upon our review of several recent filings, we can not locate a box that, in our opinion, has been improperly checked or improperly not checked.

Forward-Looking Statements, page 3

2.
In future filings, please delete the reference to the Private Securities Litigation Reform Act of 1995 since it appears that you are ineligible to rely upon the safe harbor.  Please also delete the similar reference in the first paragraph under “Forward Looking Statements” on page 8.  Please refer to Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.

The Issuer will delete references to the Private Securities Litigation Reform Act of 1995 in its future filings.

Item 1. Business, page 3

Principal Investment Objectives, page 4

3.	In future filings, please disclose the names of your principal suppliers of equipment. See Item 101(h)(v) of Regulation S-K.

Pursuant to Item 101(h)(4)(v) of Regulation S-K, the Issuer will disclose in its future filings the names of its principal suppliers of equipment or equipment leases.  For purposes of this Item, the Issuer intends to define “principal supplier” as a seller of equipment or a supplier of lease transactions purchased by the Issuer, that account for 10% or more of the Issuer’s equipment or lease purchases, measured in dollars, during the reporting period.  If a supplier accounts for less than 10% of such purchases during the reporting period, but is otherwise considered a “principal supplier” by the Issuer for other qualitative or quantitative reasons, such supplier’s name will also be disclosed as a principal supplier.

Item 9A. Controls and Procedures, page 19

4.
We note in the first paragraph that you include a materiality qualifier regarding your management’s conclusion that your disclosure controls and procedures are effective.  We also note that you have provided similar disclosure in Item 4 of your Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011.  In future filings, please delete the materiality qualifier and refer to the correct definition of disclosure controls and procedures exactly as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e) in stating your management’s conclusion.  With respect to both your Form 10-K and Forms 10-Q, please tell us whether your management’s effectiveness conclusions therein regarding your disclosure controls and procedures were based upon the full definition set forth in the rules.

This Issuer will remove the materiality qualifier from the discussion regarding the effectiveness of its disclosure controls and procedures in its future filings and will define disclosure controls and procedures exactly as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  The Issuer also represents that the conclusions of its management regarding the effectiveness of its disclosure controls and procedures in its Form 10-K and Forms 10-Q remain unchanged when based upon the full definition set forth in the rules.

The undersigned acknowledges to the Commission, on behalf of the Issuer, as follows:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to the Issuer’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call me at 610-594-9600. Thank you.

Sincerely,

Commonwealth Capital Corp.

By:          /s/ Richard G. Devlin
Richard G. Devlin
Vice President and General Counsel

cc:	Kimberly A. Springsteen-Abbott
Lynn Franceschina